Exhibit 99.1

NOMAD FOODS LIMITED ANNOUNCES FINANCIAL RESULTS FOR THE PERIODS ENDED DECEMBER 31, 2016

FELTHAM, United Kingdom, March 30, 2017 /PRNewswire/ — Nomad Foods Limited (“Nomad Foods” or the “Company”) (NYSE: NOMD), today issues the following trading update for the three and twelve month periods ended December 31, 2016.

Nomad Foods is presenting consolidated operating results and financial information for the three and twelve months ended December 31, 2016.

Highlights for the three months ended December 31, 2016

•	Revenue for the three months ended December 31, 2016 was €485.2 million, resulting in a €2.1 million loss after tax, which includes exceptional items and share based payment charges of €22.2 million and €0.4 million, respectively. For the three months ended December 31, 2015, revenue was €475.9 million, resulting in a profit after tax of €53.0 million, which includes exceptional items of €20.3 million.

•	For the three months ended December 31, 2016, loss per share was €0.01 compared to an earnings per share of €0.30 in the three months ended December 31, 2015.

•	EBITDA, which includes exceptional items and share based payment charges, was €39.5 million for the three months ended December 31, 2016 compared to an EBITDA of €42.2 million for the three months ended December 31, 2015.

Highlights for the twelve months ended December 31, 2016

•	Revenue for the twelve months ended December 31, 2016 was €1,927.7 million, resulting in a €36.4 million profit after tax, which includes exceptional items and share based payment charges of €134.5 million and €1.2 million respectively. For the nine months ended December 31, 2015, revenue was €894.2 million, resulting in a loss after tax of €337.3 million, primarily resulting from exceptional non-cash charges related to the Founder Preferred Shares Annual Dividend Amount of €349.0 million.

•	For the twelve months ended December 31, 2016, earnings per share was €0.20 compared to a loss per share of €2.32 in the nine months ended December 31, 2015.

•	EBITDA, which includes exceptional items and share based payment charges, was €189.2 million for the twelve months ended December 31, 2016 compared to an EBITDA loss of €292.3 million for the nine months ended December 31, 2015, primarily from the exceptional non-cash charges related to the Founder Preferred Shares Annual Dividend Amount of €349.0 million.

As Adjusted and Pro Forma As Adjusted Results

Financial information highlights for the three months ended December 31, 2016

Nomad Foods is presenting As Adjusted financial information, which is considered non-IFRS financial information, for the three months ended December 31, 2016. As Adjusted financial information for the three months ended December 31, 2016 reflects the reported results of Nomad Foods for such period, adjusted for share based payment charges, exceptional items and non-cash foreign currency translation charges/gains.

For comparative purposes, Nomad Foods is also presenting Pro Forma As Adjusted financial information, which is considered non-IFRS financial information, for the three months ended December 31, 2015. Pro Forma As Adjusted financial information for the three months ended December 31, 2015 includes the reported results of Nomad Foods for such period, which includes the results of Findus Sverige AB and its subsidiaries (the “Findus Group”) from November 2, 2015. The Findus Group results for the one month ended October 31, 2015 have been derived using unaudited carve-out financial information prepared by the Seller and adjusted for information received post-acquisition relating to the pre-acquisition period, as set out in Appendix 1. The Pro Forma As Adjusted results for the three months ended December 31, 2015 have been normalised for transaction-related items, share based payment charges, exceptional items, foreign currency translation charges/gains and taxation.

For further comparison, Nomad Foods is also providing As Adjusted Like-for-Like financial information at constant currency, which is considered non-IFRS financial information, for the three months ended December 31, 2016 and 2015, as set out in Appendix 2.

Please see on pages 9 to 18, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the As Adjusted and Pro Forma As Adjusted financial information to the most directly comparable IFRS measure.

€ in millions, except per share data	As adjusted for the three months ended December 31, 2016	Pro Forma As Adjusted for the three months ended December 31, 2015	Difference	%

Revenue	485.2	520.8	(35.6)	(6.8%)
Gross profit	135.9	137.9	(2.0)	(1.5%)
Gross profit margin	28.0%	26.5%	1.5%	—
As Adjusted EBITDA	62.1	71.2	(9.1)	(12.8%)
As Adjusted EBITDA margin	12.8%	13.7%	(0.9%)	—
As Adjusted profit for the period	23.6	30.5	(6.9)	(22.6%)
As Adjusted basic and diluted earnings per share	€0.13	€0.17	(€0.04)	(23.5%)

•	Revenue was down €35.6 million or 6.8%, year-on-year. Adjusting for currency impacts and chart of account alignments, the like-for-like decline was 2.7% - a further improvement on the rate of decline in the third quarter and a significant improvement on the same quarter in the prior year. Within this, Germany grew 6.0% on a like-for-like basis, and UK and Italy saw reduced rates of decline year-on-year compared to the prior quarter, as the Group activated core “Must Win Battles”.

•	Gross profit declined €2.0 million year-on-year. Adjusting for currency impacts and chart of account alignments, like-for-like growth was €3.7 million, driven by an improved mix from the growth of “Must Win Battles” and overlapping increased promotional investment in the three months ended December 31, 2015.

•	Gross margin increased by 1.5% driven by higher margin “Must Win Battles” sales and channel mix.

•	Advertising & promotions (“A&P”) investment was €10.4 million higher year-on-year. Adjusting for currency impacts and chart of account alignments, A&P was €12.7 million higher year-on-year as the Group invested heavily, as planned, in the three months ended December 31, 2016 to support activation of “Must Win Battles”.

•	Indirect costs were €2.5 million lower. Adjusting for currency impacts and chart of account alignments, indirect costs were flat year-on-year.

•	Resulting As Adjusted EBITDA for the three months ended December 31, 2016 was €62.1 million, representing 12.8% of revenues. The year-on-year decline of €9.1 million is predominantly driven by the increased A&P in the three months ended December 31, 2016.

•	As Adjusted Earnings per Share decreased by 4 Euro cents year-on-year, due to the decline in As Adjusted profit for the period.

Financial information highlights for the twelve months ended December 31, 2016

Nomad Foods is presenting As Adjusted financial information, which is considered non-IFRS financial information, for the twelve months ended December 31, 2016. As Adjusted financial information for the twelve months ended December 31, 2016 reflects the reported results of Nomad Foods for such period, adjusted for share based payment charges, exceptional items and non-cash foreign currency translation charges/gains.

For comparative purposes, Nomad Foods is also presenting Pro Forma As Adjusted financial information, which is considered non-IFRS financial information, for the twelve months ended December 31, 2015 for the combined results of Nomad Foods, the Iglo Group and the Findus Group. Pro Forma As Adjusted financial information for the twelve months ended December 31, 2015 includes the reported results of Nomad Foods for such period (which includes the results of the Iglo Group from June 1, 2015 and the Findus Group from November 2, 2015) and have had (i) the reported results of the Iglo Group for the five months ended May 31, 2015 added to them; (ii) the unaudited consolidated carve out results of the Findus Group for the ten months ended October 31, 2015 added to them, as set out in Appendix 1. The Pro Forma As Adjusted results for the twelve months ended December 31, 2015 have been normalised for the differential in trading days (excluding the additional day for the leap year in 2016) between year-on-year periods, share based payment charges, transaction-related items, exceptional items, foreign currency translation charges/gains and taxation.

For further comparison, Nomad Foods is also providing As Adjusted Like-for-Like financial information at constant currency, which is considered non-IFRS financial information, for the twelve months ended December 31, 2016 and 2015, as set out in Appendix 2.

Please see on pages 9 to 18, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the As Adjusted and Pro Forma As Adjusted financial information and the As Adjusted Like-for-Like financial information at constant currency to the most directly comparable IFRS financial measure.

€ in millions, except per share data	As adjusted for the twelve months ended December 31, 2016	Pro Forma As Adjusted for the twelve months ended December 31, 2015	Difference	%

Revenue	1,927.7	2,051.7	(124.0)	(6.0%)
Gross profit	571.0	604.7	(33.7)	(5.6%)
Gross profit margin	29.6%	29.5%	0.1%	—
As Adjusted EBITDA	324.9	331.7	(6.8)	(2.1%)
As Adjusted EBITDA margin	16.9%	16.2%	0.7%	—
As Adjusted profit for the year	154.9	158.1	(3.2)	(2.0%)
As Adjusted basic and diluted earnings per share	€0.84	€0.88	(€0.04)	(4.5%)

•	Revenue was down €124.0 million or 6.0%, year-on-year. Adjusting for currency and the like-for-like impacts of the exit from Russia, an additional trading day in 1Q 2016 due to the leap year, chart of account alignments and the business acquisition of La Cocinera in Spain, the decline was 4.0%. As has been the case throughout the year, the decline in sales was driven by the Group’s three largest markets, namely the UK, Italy and Germany, although each of these markets has shown a steady improvement each quarter in the rate of decline year-on-year, with Germany returning to growth in the three months ended December 31, 2016.

•	Gross profit declined €33.7 million driven primarily by lower sales volumes. Adjusting for currency impacts and the like-for-like impacts of the exit from Russia, an additional trading day in 1Q 2016 due to the leap year, chart of account alignments and the business acquisition of La Cocinera in Spain the decline was €18.7 million, driven by lower sales volumes, the operational issues in Sweden in the first half of the year, the raw material shortage in Italy until the end of the third quarter and the weakening of the Euro against the US Dollar. Better pricing and promotional management provided considerable mitigation to these impacts.

•	Gross margin increased by 0.1%, driven by pricing year-on-year, improved trade terms management, offset by an adverse mix, the impact of the lower harvest volumes and the dilutive effect of the La Cocinera acquisition.

•	Advertising & promotions investment was €6.4 million lower year-on-year. Adjusting for currency impacts and the like-for-like impacts of the exit from Russia and chart of account alignments, A&P was flat year-on-year.

•	Indirect costs were €20.5 million lower year-on-year. Adjusting for currency impacts and the like-for-like impacts of the exit from Russia and the business acquisition of La Cocinera in Spain, indirect costs were €14.3 million lower year-on-year. This reduction was due to synergy realisation, the benefits from the Group’s lean reorganisation programme and the year on year impact of zero bonus payout in 2016.

•	Resulting YTD 2016 As Adjusted EBITDA was €324.9 million, representing 16.9% of revenues.

•	As Adjusted Earnings per Share decreased by 4 Euro cents year-on-year, due to the decrease in As Adjusted profit year-on-year.

Management Comments

Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “2016 marked an important milestone for Nomad Foods. We made meaningful progress against our objectives: firstly stabilising sales by progressively slowing the rate of decline in the top line through the execution of our “Must Win Battles” strategy, secondly delivering on our synergy commitments from the Findus acquisition, and thirdly generating strong cash flow to drive consolidation within the global food industry. We believe our ability to generate significant cash flow, along with an improving operational foundation, positions us to consider strategic acquisitions in 2017 and beyond. We continue to make excellent progress with like-for-like sales moving into positive territory in 1Q17, an encouraging development that we expect will continue throughout 2017.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “We delivered growth in our core portfolio during 4Q 2016 and will stabilize our top-line during 1Q 2017. Our strategy is clearly working. We look forward to growth during 2017, as we continue our journey to build a leading, global consumer foods company.”

Conference Call

A conference call with members of the executive management team will be held to discuss the results with additional comments and details.

The conference call is scheduled to begin at 8:30 AM Eastern Daylight Time on Thursday, March 30, 2017. To participate on the live call listeners in North America may dial 888-442-4145 and international listeners may dial 719-325-2237.

Additionally, there will be a presentation to accompany the conference call and the call is being webcast and both can be accessed at Nomad Foods’ website at www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing 844-512-2921 and by international listeners by dialing 412-317-6671; the replay pin number is 1485879.

As Adjusted, Pro Forma As Adjusted, Like-for-like and Constant Currency Financial Information

As Adjusted financial information presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted for share based payment charges, exceptional items and non-cash foreign currency translation charges/gains.

Pro Forma As Adjusted financial information presented in this press release is based on the historical financial statements of Nomad Foods and assumes full period contribution of the Iglo Group and the Findus Group for the period presented. The Pro Forma As Adjusted financial information has been prepared to reflect the acquisition of both the Iglo Group and the Findus Group and the changes in the financing structure associated with the acquisition of both Groups.

The Pro Forma As Adjusted financial information was not prepared in accordance with the SEC’s rules and standards relating to pro forma financial information and does not reflect the cost of any integration or benefits from the acquisition of the Iglo Group and Findus Group that may be derived in the future.

Like-for-like (“LFL”) is an adjusted measurement of our operating results. This comparison of current and prior period performance takes into consideration only those activities that were in effect during both time periods. Like-for-like is a method of valuation that attempts to exclude any effects of expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results.

Constant currency financial information presented in this press release discloses certain financial measures on a constant currency basis, such as revenue, gross profit, other operating expenses and As Adjusted EBITDA that are not prepared in accordance with IFRS and are therefore, considered to be non-IFRS financial measures. Constant currency financial information is primarily used by management to assist in making financial, strategic and operating decisions and is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company’s internal annual forecast process.

EBITDA is profit/(loss) before tax for the period before net financing costs, depreciation and amortization. As Adjusted EBITDA is EBITDA adjusted to exclude (when they occur) exited markets, trading day impacts and chart of account alignments and remove the impact of share based payment charges, exceptional items, charges relating to the Founders Preferred Shares Annual Dividend Amount, charges relating to the redemption of warrants and other similar items. Pro Forma As Adjusted EBITDA is As Adjusted EBITDA further adjusted to add the results of the Iglo Group and Findus Group to the reported results of Nomad Foods for periods when the Iglo Group and the Findus Group, respectively, were not owned by Nomad Foods.

As Adjusted, Pro Forma As Adjusted, like-for-like and constant currency financial information should be read in conjunction with the audited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Iglo Group and the Findus Group previously filed with the SEC.

The As Adjusted financial information, Pro Forma adjustments, like-for-like and constant currency financial information presented herein are based upon certain assumptions that Nomad Foods believes to be reasonable. As Adjusted, Pro Forma As Adjusted, like-for-like and constant currency financial information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the acquisition of the Iglo Group or the Findus Group occurred on an earlier date, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined group will experience. Consequently, you are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a consolidated company.

Nomad Foods also utilizes certain additional key performance indicators described below including EBITDA, As Adjusted EBITDA, As Adjusted EBITDA margin, As Adjusted operating profit, As Adjusted profit/(loss) before tax, As Adjusted profit/(loss) for the period, As Adjusted basic and diluted earnings per share, revenue adjusted for certain items, Pro Forma As Adjusted financial information and As Adjusted operating cash flow before tax. Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results.

About Nomad Foods Limited

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Nomad Foods Limited As Reported

Statements of Profit or Loss (unaudited)

Three months ended December 31, 2016 and December 31, 2015

	Three months ended December 31, 2016 € millions	Three months ended December 31, 2015 € millions
Revenue	485.2	475.9
Cost of sales	(349.3)	(352.0)

Gross profit	135.9	123.9
Other operating expenses	(87.5)	(72.3)
Exceptional items	(22.2)	(20.3)

Operating profit	26.2	31.3
Finance income	(0.6)	20.1
Finance costs	(21.6)	(16.0)

Net financing costs	(22.2)	4.1

Profit before tax	4.0	35.4
Taxation	(6.1)	17.6

(Loss)/profit for the period attributable to Parent Company	(2.1)	53.0

Basic (loss)/earnings per share
(Loss)/profit for the period in € millions	(2.1)	53.0
Weighted average shares outstanding	183,640,353	176,990,448
Basic (loss)/earnings per share in €	(0.01)	0.30

Diluted (loss)/earnings per share
Profit for the period in € millions	(2.1)	53.0
Weighted average shares outstanding	183,665,976	176,990,448
Diluted (loss)/earnings per share in €	(0.01)	0.30

Nomad Foods Limited As Reported

Statements of Profit or Loss (audited)

Twelve months ended December 31, 2016 and Nine months ended December 31, 2015

	Twelve months ended December 31, 2016 € millions	Nine months ended December 31, 2015 € millions
Revenue	1,927.7	894.2
Cost of sales	(1,356.7)	(663.0)

Gross profit	571.0	231.2
Other operating expenses	(298.4)	(138.6)
Charge related to Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	—	(348.6)
Exceptional items	(134.5)	(58.1)

Operating profit/(loss)	138.1	(314.1)
Finance income	24.2	8.7
Finance costs	(86.3)	(44.2)

Net financing costs	(62.1)	(35.5)

Profit/(loss) before tax	76.0	(349.6)
Taxation	(39.6)	12.3

Profit/(loss) for the period attributable to Parent Company	36.4	(337.3)

Basic earnings/(loss) per share
Profit/(loss) for the period in € millions	36.4	(337.3)
Weighted average shares outstanding	183,518,743	145,590,810
Basic earnings/(loss) per share in €	0.20	(2.32)

Diluted earnings/(loss) per share
Profit/(loss) for the period in € millions	36.4	(337.3)
Weighted average shares outstanding	183,528,621	145,590,810
Diluted earnings/(loss) per share in €	0.20	(2.32)

Nomad Foods Limited As Reported

Statements of Financial Position (audited)

As at December 31, 2016 and December 31, 2015

	As at December 31, 2016 € millions	As at December 31, 2015 € millions
Non-current assets
Goodwill	1,745.6	1,676.8
Intangibles	1,726.6	1,729.6
Property, plant and equipment	298.2	318.2
Other receivables	0.4	—
Deferred tax assets	64.9	60.6

Total non-current assets	3,835.7	3,785.2

Current assets
Cash and cash equivalents	329.5	618.7
Inventories	325.0	319.6
Trade and other receivables	135.7	118.7
Indemnification assets	65.5	77.8
Capitalized borrowing costs	5.0	5.0
Derivative financial instruments	13.1	4.7

Total current assets	873.8	1,144.5

Total assets	4,709.5	4,929.7

Current liabilities
Bank overdrafts	—	432.6
Derivative financial instruments	1.4	1.4
Current tax payable	162.3	97.7
Trade and other payables	472.7	422.3
Provisions	116.7	86.7

Total current liabilities	753.1	1,040.7

Non-current liabilities
Loans and borrowings	1,451.8	1,491.1
Employee benefits	190.9	168.9
Trade and other payables	1.0	1.6
Provisions	77.0	—
Deferred tax liabilities	333.2	339.3

Total non-current liabilities	2,053.9	2,000.9

Total liabilities	2,807.0	3,041.6

Net assets	1,902.5	1,888.1

Equity attributable to equity holders
Share capital	—	—
Capital reserve	1,800.7	1,762.4
Share based compensation reserve	1.0	0.1
Founder Preferred Share Dividend reserve	493.4	531.5
Translation reserve	84.0	84.5
Cash flow hedging reserve	8.4	1.1
Accumulated deficit	(485.0)	(491.5)

Total equity	1,902.5	1,888.1

Nomad Foods Limited As Reported

Statements of Cash Flows (audited)

For the twelve months ended December 31, 2016 and the nine months ended December 31, 2015

	For the twelve months ended December 31, 2016 € millions	For the nine months ended December, 31 2015 € millions
Cash flows from operating activities
Profit/(loss) for the period	36.4	(337.3)
Reconciliation of profit/(loss) to net cash provided by operating activities:
Exceptional items	134.5	58.1
Non-cash charge related to Founder Preferred Shares Annual Dividend Amount and Warranty Redemption Amount	—	348.6
Non-cash fair value purchase price adjustment of inventory	—	37.0
Share based payment expense	1.2	—
Non-cash cash flow hedge reserve acquisition accounting adjustment	—	4.9
Depreciation and amortization	51.1	21.8
Loss on disposal of property, plant and equipment	0.7	—
Finance costs	86.3	44.2
Finance income	(24.2)	(8.7)
Taxation	39.6	(12.3)

Operating cash flow before changes in working capital, provisions and exceptional items	325.6	156.3
Increase in inventories	(18.1)	(15.9)
(Increase)/decrease in trade and other receivables	(8.8)	64.3
Increase/(decrease) in trade and other payables	60.8	(44.0)
Decrease in employee benefits and other provisions	(3.3)	(1.5)

Cash generated from operations before tax and exceptional items	356.2	159.2
Cash flows relating to exceptional items	(49.2)	(91.6)
Tax paid	(24.9)	(19.6)

Net cash generated from operating activities	282.1	48.0

Cash flows from investing activities
Purchase of Iglo, net of cash acquired	—	(693.6)
Purchase of Findus, net of cash acquired	—	(556.9)
Contingent consideration for purchase of Frudesa brand	(8.0)	—
Purchase of property, plant and equipment	(38.0)	(19.3)
Purchase of intangibles	(4.4)	(2.1)
Redemption of portfolio investments	—	312.1

Net cash used in investing activities	(50.4)	(959.8)

Cash flows from financing activities
Proceeds from issuance of Ordinary Shares	—	1,171.8
Costs of admission	—	(5.3)
Proceeds from new loans and notes	—	325.0
Repayment of loan principal	—	(490.0)
Net payment of finance leases	(0.7)	—
(Loss)/proceeds on settlement of derivatives	(4.0)	4.3
Payment of financing fees	—	(14.0)
Interest paid	(70.9)	(40.8)
Interest received	7.9	1.5

Net cash (used in)/generated from financing activities	(67.7)	952.5

Net increase in cash and cash equivalents	164.0	40.7

Cash and cash equivalents at beginning of period	186.1	126.8
Effect of exchange rate fluctuations	(20.6)	18.6

Cash and cash equivalents at end of period(a)	329.5	186.1

(a)	Cash and cash equivalents comprise cash at bank of €325.3 million and restricted cash of €4.2 million (December 31, 2015: cash at bank of €618.2 million and restricted cash of €0.5 million less bank overdrafts of €432.6 million).

Nomad Foods Limited

As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles As Adjusted financial information for the three months ended December 31, 2016 to the reported results of Nomad Foods for such period.

As Adjusted Statements of Profit or Loss (unaudited)

Three Months Ended December 31, 2016

€ in millions, except per share data	As reported for the three months ended December 31, 2016	Adjustments		As Adjusted for the three months ended December 31, 2016

Revenue	485.2	—		485.2
Cost of sales	(349.3)	—		(349.3)

Gross profit	135.9	—		135.9
Other operating expenses	(87.5)	0.4	(a)	(87.1)
Exceptional items	(22.2)	22.2	(b)	—

Operating profit	26.2	22.6		48.8
Finance income	(0.6)	0.2		(0.4)
Finance costs	(21.6)	3.7		(17.9)

Net financing costs	(22.2)	3.9	(c)	(18.3)

Profit before tax	4.0	26.5		30.5
Taxation	(6.1)	(0.8	) (d)	(6.9)

(Loss)/profit for the period	(2.1)	25.7		23.6

Weighted average shares outstanding - basic	183,640,353			183,640,353

Basic (loss)/earnings per share	(0.01)			0.13

Weighted average shares outstanding – diluted(e)	183,665,976			183,665,976

Diluted (loss)/earnings per share	(0.01)			0.13

(a)	Adjustment to add back share based payment charge.
(b)	Adjustment to add back exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and As Adjusted EBITDA (audited) three months ended December 31, 2016’ for a detailed list of exceptional items.
(c)	Adjustment to eliminate €0.2 million of non-cash foreign exchange translation losses, €0.9 million foreign exchange loss on derivatives and €2.8 million of interest charges on provisions for tax exposures.
(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.
(e)	Diluted weighted average shares outstanding has been adjusted by the dilutive impact of the 2016 Non-Executive Directors Restricted Stock Awards.

Nomad Foods Limited

As Adjusted Financial Information

(In € millions)

The following table reconciles EBITDA and As Adjusted EBITDA for the three months ended December 31, 2016 to the reported results of Nomad Foods for such period.

EBITDA and As Adjusted EBITDA (unaudited)

Three Months Ended December 31, 2016

€ in millions	As reported for the three months ended December 31, 2016
Profit before tax	4.0
Net financing costs	22.2
Depreciation	10.5
Amortization	2.8

EBITDA	39.5

Exceptional items:
Transactions related costs	1.8	(a)
Cisterna fire net income	(4.7	) (b)
Investigation of strategic opportunities and other items	1.6	(c)
Supply chain reconfiguration	9.4	(d)
Other restructuring costs	(0.9	) (e)
Integration costs	4.6	(f)
Remeasurement of indemnification assets	10.4	(g)

Other Adjustments:
Share based payment charge	0.4	(h)

As Adjusted EBITDA(i)	62.1

(a)	Elimination of costs incurred in relation to completed and potential acquisitions and one-off compliance costs incurred as a result of listing on the New York Stock Exchange.
(b)	Elimination of net insurance income offset by incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy.
(c)	Elimination of costs incurred in relation to investigation of strategic opportunities for the combined group following acquisition by the Company and other items considered non-recurring.
(d)	Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.
(e)	Elimination of a credit on release of provisions for restructuring activities associated with operating locations.
(f)	Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.
(g)	Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2016.
(h)	Elimination of share payment charge relating to the Nomad Foods 2015 Long Term Incentive Plan and the 2016 Non-Executive Directors Restricted Stock Award.
(i)	As Adjusted EBITDA margin 12.8% for the three months ended December 31, 2016 is calculated by dividing As Adjusted EBITDA by revenue of €485.2 million per page 9.

Nomad Foods Limited

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the three months ended December 31, 2015 to the reported results of Nomad Foods for such period.

Pro Forma As Adjusted Profit or Loss (unaudited)

Three Months Ended December 31, 2015

€ in millions, except per share data	As reported for the three months ended December 31, 2015	Add Findus Group unaudited results for the month ended October 31, 2015(a)	Combined	Adjustments		Pro Forma As Adjusted for the three months ended December 31, 2015
Revenue	475.9	54.8	530.7	(9.9	) (b)	520.8
Cost of sales	(352.0)	(48.7)	(400.7)	17.8	(c)	(382.9)

Gross profit	123.9	6.1	130.0	7.9		137.9
Other operating expenses	(72.3)	(6.9)	(79.2)	—	(d)	(79.2)
Exceptional items	(20.3)	(4.2)	(24.5)	24.5	(e)	—

Operating profit/(loss)	31.3	(5.0)	26.3	32.4		58.7
Finance income	20.1	1.0	21.1	(19.5)		1.6
Finance costs	(16.0)	(0.4)	(16.4)	(4.0)		(20.4)

Net financing income/(costs)	4.1	0.6	4.7	(23.5	) (f)	(18.8)

Profit/(loss) before tax	35.4	(4.4)	31.0	8.9		39.9
Taxation	17.6	0.1	17.7	(27.1	) (g)	(9.4)

Profit/(loss) for the period	53.0	(4.3)	48.7	(18.2)		30.5

Weighted average shares outstanding(h)	176,990,448					179,936,692
Earnings per share	0.30					0.17

(a)	Findus Group results for the month ended October 31, 2015 have been constructed using unaudited carve out financial information prepared by the Seller, adjusted for information received post-acquisition which related to the pre-acquisition period. See Appendix 1.
(b)	Adjustments to (i) decrease revenue by (€7.7) million for the differential in trading days between year-on-year periods, (ii) eliminate (€2.1) million of intercompany trade between Findus and Iglo Groups for the three months ended December 31, 2015 and (iii) a Nomad Foods accounting policy alignment to reclassify (€0.1) million of advertising and promotion expenses from other operating expenses for the Findus Group three month period.
(c)	Adjustments to (i) decrease cost of sales by €3.4 million for the differential in trading days between year-on-year periods, (ii) add back €11.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Findus Group’s purchase price accounting (PPA); (iii) eliminate €2.1 million of intercompany trade between the Findus Group and Iglo Group for the three months ended December 31, 2015 and (iv) reverse a €1.3 million non-cash Iglo acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(d)	Adjustments to (i) reflect (€0.2) million incremental amortization on the increase in the fair value uplift of brands and customer lists recorded as part of the Findus acquisition PPA; (ii) eliminate a €0.2 million Findus prior ownership corporate charge; and, (iii) adjustment to Findus for Nomad Foods accounting policy alignments to reclassify €0.1 million of advertising and promotion expenses to revenue and increasing expense by (€0.1) million, net, relating to the capitalization of new product development costs and related amortization.
(e)	Adjustment to add back exceptional items, which management believe do not have a continuing impact. See table ‘EBITDA and Pro Forma As Adjusted EBITDA (unaudited) three months ended December 31, 2015’ overleaf for a detailed list of exceptional items.
(f)	The Company’s adjustment of €9.6 million to restate net financing costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Acquisition and eliminate €13.9 million of non-cash foreign exchange translation gains.
(g)	The Company’s adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.
(h)	Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2015. All other adjustments for weighting are based on actual issuance date.

Nomad Foods Limited

Pro Forma As Adjusted Financial Information

(In € millions)

The following table reconciles Pro Forma EBITDA and Pro Forma As Adjusted EBITDA for the three months ended December 31, 2015 to the reported results of Nomad Foods for such period.

Pro Forma EBITDA and Pro Forma As Adjusted EBITDA (unaudited)

Three Months Ended December 31, 2015

€ in millions	As reported for the three months ended December 31, 2015	Add Findus Group unaudited results for the month ended October 31, 2015		Pro Forma As Adjusted for the three months ended December 31, 2015
Profit before tax	35.4	(4.4)		31.0
Net financing income	(4.1)	(0.6)		(4.7)
Depreciation	10.1	1.4		11.5
Amortization	0.8	0.1		0.9

EBITDA	42.2	(3.5)		38.7

Exceptional items:
Transactions related costs	6.7	—	(a)	6.7
Costs related to management incentive plans	1.6	—	(b)	1.6
Investigation of strategic opportunities and other items	6.6	—	(c)	6.6
Cisterna fire net income	(3.4)	—	(d)	(3.4)
Restructuring costs	5.4	—	(e)	5.4
Integration costs	3.4	—	(f)	3.4
Other costs	—	4.2	(g)	4.2

Other adjustments:
Iglo (h)				(3.0)
Findus (i)				11.0

Pro Forma As Adjusted EBITDA(j)				71.2

(a)	Includes costs incurred in relation to completed and potential acquisitions.
(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(c)	Costs incurred in relation to investigation of strategic opportunities for the combined group following acquisition by the Company and other items considered non-recurring.
(d)	Net income received through payment of insurance policy claims as a result of an August 2014 fire in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy.
(e)	Costs relating to planned restructuring activities in the German, UK and Italian factories.
(f)	Costs recognized relating to the integration of Findus.
(g)	Costs recognized by Findus Group in October 2015 before the acquisition by Nomad.
(h)	Adjustment to (i) decrease EBITDA by €4.3 million for the differential in trading days between year-on-year periods and (ii) eliminate a (€1.3) million non-cash acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(i)	Adjustments to (i) add back €11.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA) and (ii) to reflect accounting policy alignments between Findus Group and Nomad policies; specifically expensing (€0.2) million of capitalized new product development costs and internal labor costs and (iii) eliminate a €0.2 million prior ownership corporate charge.
(j)	Pro Forma As Adjusted EBITDA margin 13.7% for the three months ended December 31, 2015 is calculated by dividing Pro Forma As Adjusted EBITDA by revenue of €520.8 million per page 11.

Nomad Foods Limited

As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles As Adjusted financial information for the twelve months ended December 31, 2016 to the reported results of Nomad Foods for such period.

As Adjusted Statements of Profit or Loss (unaudited)

Twelve Months Ended December 31, 2016

€ in millions, except per share data	As reported for the twelve months ended December 31, 2016	Adjustments		As Adjusted for the twelve months ended December 31, 2016

Revenue	1,927.7	—		1,927.7
Cost of sales	(1,356.7)	—		(1,356.7)

Gross profit	571.0	—		571.0
Other operating expenses	(298.4)	1.2	(a)	(297.2)
Exceptional items	(134.5)	134.5	(b)	—

Operating profit	138.1	135.7		273.8
Finance income	24.2	(18.3)		5.9
Finance costs	(86.3)	7.1		(79.2)

Net financing costs	(62.1)	(11.2	) (c)	(73.3)

Profit before tax	76.0	124.5		200.5
Taxation	(39.6)	(6.0	) (d)	(45.6)

Profit for the period	36.4	118.5		154.9

Weighted average shares outstanding - basic(e)	183,518,743			183,518,743

Basic earnings per share	0.20			0.84

Weighted average shares outstanding - diluted(f)	183,528,621			183,528,621

Diluted earnings per share	0.20			0.84

(a)	Adjustment to add back share based payment charge.
(b)	Adjustment to add back exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and As Adjusted EBITDA (unaudited) twelve months ended December 31, 2016’ for a detailed list of exceptional items.
(c)	Adjustment to eliminate (€18.3) million of non-cash foreign exchange translation net gains, €4.3 million foreign exchange loss on derivatives and €2.8 million of other exceptional non-cash interest charges.
(d)	Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.
(e)	Basic weighted average shares outstanding includes shares the Company is obligated to issue relating to the 2016 Non-Executive Restricted Stock Award shares granted in June 2016.
(f)	Diluted weighted average shares outstanding has been adjusted by the dilutive impact of the 2016 Non-Executive Restricted Stock Award.

Nomad Foods Limited

As Adjusted Financial Information

(In € millions)

The following table reconciles EBITDA and As Adjusted EBITDA for the twelve months ended December 31, 2016 to the reported results of Nomad Foods for such period:

EBITDA and As Adjusted EBITDA (unaudited)

Twelve Months Ended December 31, 2016

€ in millions	As reported for the twelve months ended December 31, 2016
Profit before tax	76.0
Net financing costs	62.1
Depreciation	43.3
Amortization	7.8

EBITDA	189.2

Exceptional items:
Transaction related costs	4.8	(a)
Costs related to management incentive plans	1.9	(b)
Investigation of strategic opportunities and other items	8.8	(c)
Cisterna fire net income	(4.3	) (d)
Supply chain reconfiguration	84.3	(e)
Other restructuring costs	(1.0	) (f)
Integration costs	29.6	(g)
Remeasurement of indemnification assets	10.4	(h)

Other Adjustments:
Share based payment charge	1.2	(i)

As Adjusted EBITDA(j)	324.9

(a)	Elimination of costs incurred in relation to completed and potential acquisitions and one-off compliance costs incurred as a result of listing on the New York Stock Exchange.
(b)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(c)	Elimination of costs incurred in relation to investigation of strategic opportunities for the combined group following acquisition by the Company and other items considered non-recurring.
(d)	Elimination of net insurance income offset by incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy.
(e)	Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory.
(f)	Elimination of a credit on release of provisions for restructuring activities associated with operating locations.
(g)	Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group.
(h)	Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2016.
(i)	Elimination of share payment charge relating to the Nomad Foods 2015 Long Term Incentive Plan and annual Non-Executive Directors Restricted Stock Awards.
(j)	As Adjusted EBITDA margin of 16.9% for the twelve months ended December 31, 2016 is calculated by dividing As Adjusted EBITDA by revenue of €1,927.7 million per page 13.

Nomad Foods Limited

Pro Forma As Adjusted Financial Information

(In € millions, except per share data)

The following table reconciles Pro Forma As Adjusted financial information for the twelve months ended December 31, 2015 to the reported results of Nomad Foods for such period:

Pro Forma As Adjusted Profit or Loss (unaudited)

Twelve Months Ended December 31, 2015

€ in millions, except per share data	As reported for the nine months ended December 31, 2015	Add As reported for the three months ended March 31, 2015	Add Iglo Group unaudited results for the five months ended May 31, 2015	Add Findus Group unaudited for the ten months ended October 31, 2015(a)	Combined	Adjustments		Pro Forma As Adjusted for the twelve months ended December 31, 2015
Revenue	894.2	—	640.3	533.1	2,067.6	(15.9	) (b)	2,051.7
Cost of sales	(663.0)	—	(417.9)	(421.6)	(1,502.5)	55.5	(c)	(1,447.0)

Gross profit	231.2	—	222.4	111.5	565.1	39.6		604.7
Other operating expenses	(138.6)	(0.2)	(109.5)	(77.5)	(325.8)	1.7	(d)	(324.1)
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount	(348.6)	(143.6)	—	—	(492.2)	492.2	(e)	—
Exceptional items	(58.1)	(0.6)	(84.3)	(12.6)	(155.6)	155.6	(f)	—

Operating (loss)/profit	(314.1)	(144.4)	28.6	21.4	(408.5)	689.1		280.6
Finance income	8.7	—	2.0	6.2	16.9	(8.3)		8.6
Finance costs	(44.2)	—	(117.7)	(20.3)	(182.2)	98.4		(83.8)

Net financing costs	(35.5)	—	(115.7)	(14.1)	(165.3)	90.1	(g)	(75.2)

(Loss)/profit before tax	(349.6)	(144.4)	(87.1)	7.3	(573.8)	779.2		205.4
Taxation	12.3	—	(40.9)	(4.9)	(33.5)	(13.8	) (h)	(47.3)

(Loss)/profit for the period	(337.3)	(144.4)	(128.0)	2.4	(607.3)	765.4		158.1

Weighted average shares outstanding(i)	145,590,810							179,627,131
(Loss)/earnings per share	(2.32)							0.88

(a)	Findus Group unaudited results for the ten months ended October 31, 2015 have been derived from the audited carve out accounts for the year to 30 September 2015, unaudited carve out financial information for the three month period to December 31, 2014 prepared by the Seller, unaudited carve out financial information for the month to October 31, 2015 prepared by the Seller, adjusted for information received post-acquisition which related to the pre-acquisition period. See Appendix 1.
(b)	Adjustments to (i) eliminate (€14.5) million of intercompany trade between the Findus Group and Iglo Group for the year ended December 31, 2015 and (ii) reflect accounting policy alignment between Findus Group and Nomad policies to reclassify (€1.4) million of advertising and promotion expenses from other operating expenses for the Findus Group three month period.
(c)	Adjustments to (i) add back €26.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA); (ii) add back €11.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Findus Group’s PPA; (iii) increase depreciation expense by (€0.9) million net to reflect the Iglo and Findus PPA adjustments to the fair value of property, plant and equipment and (iv) eliminate €14.5 million of intercompany trade between the Findus Group and Iglo Group for the year ended December 31, 2015 and (v) reverse a €4.9 million non-cash Iglo acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(d)	Adjustments to (i) reflect (€1.9) million incremental amortization on the increase in the fair value uplift of brands and customer lists recorded as part of the Findus acquisition PPA (there was no increase in the value of definite life intangible assets as part of the Iglo Group PPA); (ii) reflect a reduction of €0.5 million of amortization based on the fair valuation of intangible assets acquired with the Iglo Group; (iii) eliminate a €2.3 million Findus prior ownership corporate charge; and, (iv) adjustment to Findus results for Nomad Foods accounting policy alignments to reclassify €1.3 million of advertising and promotion expenses to revenue and increasing expense by (€0.5) million net, relating to the capitalization of new product development costs and related amortization.
(e)	Adjustment to add back a Nomad Foods €492.2 million non-cash charge relating to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(f)	Adjustment to add back exceptional items, which management believe do not have a continuing impact. See table ‘EBITDA and Pro Forma As Adjusted EBITDA (unaudited) year ended December 31, 2015’ overleaf for a detailed list of exceptional items.
(g)	The Company’s adjustment of €64.8 million to restate net financing costs to reflect the new debt structure put in place with the Iglo Acquisition and the financing of the Findus Acquisition and eliminate €25.3 million of non-cash foreign exchange translation charges.
(h)	The Company’s adjustment to reflect the tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.
(i)	Pro Forma As Adjusted weighted average shares assumes all shares issued in connection with the acquisitions or for which the proceeds were used to complete acquisitions were issued as of January 1, 2015. All other adjustments for weighting are based on actual issuance date.

Nomad Foods

Pro Forma As Adjusted Financial Information

(In € millions)

EBITDA and Pro Forma As Adjusted EBITDA (unaudited)

Twelve Months Ended December 31, 2015

€ in millions	As reported for the nine months ended December 31, 2015	Add As reported for the three months ended March 31, 2015	Add Iglo Group unaudited as reported for the five months ended May 31, 2015	Add Findus Group unaudited results for the ten months ended October 31, 2015		Pro Forma As Adjusted for the twelve months ended December 31, 2015
(Loss)/profit before tax	(349.6)	(144.4)	(87.1)	7.3		(573.8)
Net financing costs	35.5	—	115.7	14.1		165.3
Depreciation	20.3	—	11.3	14.5		46.1
Amortization	1.5	—	1.2	1.2		3.9

EBITDA	(292.3)	(144.4)	41.1	37.1		(358.5)

Exceptional items:
Transactions related costs	34.1	0.6	3.8	5.8	(a)	44.3
Purchase price adjustments to intangible assets	—	—	55.0	—	(b)	55.0
Costs related to management incentive plans	3.5	—	22.9	—	(c)	26.4
Investigation of strategic opportunities and other items	9.6	—	1.3	—	(d)	10.9
Bargain purchase gain on La Cocinera	—	—	—	(11.5	) (e)	(11.5)
Cisterna fire net (income)/costs	(2.5)	—	1.3	—	(f)	(1.2)
Restructuring costs	8.9	—	—	9.6	(g)	18.5
Integration costs	4.5	—	—	—	(h)	4.5
Other costs	—	—	—	8.7	(i)	8.7

Other Adjustments:
Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount(j)						492.2
Iglo(k)						30.9
Findus(l)						11.5

Pro Forma As Adjusted EBITDA(m)						331.7

(a)	Includes costs incurred in relation to completed and potential acquisitions.
(b)	Elimination of charges at the Iglo level related to the purchase price exercise on the acquisition of the Iglo Group. At the Nomad Foods level, this adjustment is recognized within goodwill, but at the Iglo Group level it is reported within profit or loss.
(c)	Adjustment to eliminate long term management incentive scheme costs from prior ownership.
(d)	Costs incurred in relation to investigation of strategic opportunities for the combined group following acquisition by the Company, the Iglo Group under previous ownership and other items considered non-recurring.
(e)	Bargain purchase gain recognized by the Findus Group on the April 2015 acquisition of La Cocinera.
(f)	Incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy. This is shown net of insurance income received from insurance claims.
(g)	Costs relating to planned restructuring activities in the German, UK and Italian factories as well as by the Findus Group in relation to various countries.
(h)	Costs recognized relating to the integration of the Findus Group.
(i)	Costs recognized by Findus in October 2015 before the acquisition by Nomad including a €3.2 million non-cash impairment of brands and €0.4 million one-time emission permit penalties.
(j)	Adjustment to eliminate a €492.2 million non-cash charge related to the Founder Preferred Shares Annual Dividend Amount & Warrant Redemption Amount.
(k)	Adjustments to (i) add back €26.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA) and (ii) eliminating a €4.9 million non-cash acquisition accounting adjustment relating to the discontinuation of hedge accounting on acquired derivatives.
(l)	Adjustments to (i) add back €11.0 million non-cash charge related to the increase in inventory fair value recorded as part of the Iglo Group’s purchase price accounting (PPA) and (ii) to reflect accounting policy alignments between the Findus Group and Nomad policies; specifically expensing (€1.8) million of capitalized new product development costs and internal labor costs and (iii) eliminate a €2.3 million prior ownership corporate charge.
(m)	Pro Forma As Adjusted EBITDA margin of 16.2% for the twelve months ended December 31, 2015 is calculated by dividing Pro Forma As Adjusted EBITDA by Pro Forma As Adjusted revenue of €2,051.7 million per page 15.

Appendix 1: Findus Group financial information for the ten months ended October 31, 2015 (unaudited)

The financial information of the Findus Group for the one month ended October 31, 2015 has been derived from the Seller’s unaudited consolidated carve-out financial statements of Findus Sverige AB (“Findus Group”) reported in British Pound Sterling and adjusted for information received post-acquisition which related to the pre-acquisition period.

This financial information has been presented in Euro for the one month ended October 31, 2015, converting from GBP:EUR at an average rate of 1.3619.

Findus Group unaudited results for the ten months ended October 31, 2015 have been derived from the audited carve out accounts for the year to September 30, 2015, deducting unaudited carve out financial information for the three month period to December 31, 2014 prepared by the Seller, adding unaudited carve out financial information for the one month to October 31, 2015 as described above. The derived nine months period to September 30, 2015 has been presented below in a three months ending format.

€ in millions	Findus Group unaudited for the three months ended March 31, 2015	Findus Group unaudited for the three months ended June 30, 2015	Findus Group unaudited for the three months ended September 30, 2015	Findus Group unaudited for the one month ended October 31, 2015	Findus Group unaudited for the ten months ended October 31, 2015
Revenue	159.7	150.6	168.0	54.8	533.1
Cost of sales	(124.2)	(116.3)	(132.4)	(48.7)	(421.6)

Gross profit	35.5	34.3	35.6	6.1	111.5
Other operating expenses	(23.0)	(24.2)	(23.4)	(6.9)	(77.5)
Exceptional items	(2.1)	3.3	(9.6)	(4.2)	(12.6)

Operating profit/(loss)	10.4	13.4	2.6	(5.0)	21.4
Finance income	2.1	1.2	1.9	1.0	6.2
Finance costs	(9.5)	(4.3)	(6.1)	(0.4)	(20.3)

Net financing (costs)/income	(7.4)	(3.1)	(4.2)	0.6	(14.1)

Profit/(loss) before tax	3.0	10.3	(1.6)	(4.4)	7.3
Taxation	(0.9)	(2.9)	(1.2)	0.1	(4.9)

Profit/(loss) for the period	2.1	7.4	(2.8)	(4.3)	2.4

Appendix 2: Reconciliation from As Adjusted financial information to As Adjusted Like-for-Like (“LFL”) financial information at Constant Currency

Year on Year Constant Currency impact (unaudited)

Three Months Ended ended December 31, 2016 and 2015

	Three months ended December 31, 2015				Three months ended December 31, 2016
€ in millions	(A) Pro Forma As Adjusted	(B) LFL adjustments	(C) Constant currency impact	(D) Pro Forma As Adjusted LFL at constant currency	(E) As Adjusted	(F) LFL adjustments	(G) Constant currency impact	(H) As Adjusted LFL at constant currency	(I) Year on year currency impact (C) - (G)	(J) Variance adjusted for LFL impacts at constant currency (H) - (D)
Revenue	520.8	(1.4)	1.2	520.6	485.2	—	21.9	507.1	(20.7)	(13.5)
Cost of sales	(382.9)	1.0	(1.1)	(383.0)	(349.3)	—	(16.5)	(365.8)	15.4	17.2

Gross profit	137.9	(0.4)	0.1	137.6	135.9	—	5.4	141.3	(5.3)	3.7
Advertising and promotions	(26.9)	0.6	—	(26.3)	(37.3)	—	(1.7)	(39.0)	1.7	(12.7)
Indirect costs	(52.3)	(0.2)	—	(52.5)	(49.8)	—	(2.7)	(52.5)	2.7	—

Other operating expenses	(79.2)	0.4	—	(78.8)	(87.1)	—	(4.4)	(91.5)	4.4	(12.7)

Operating profit	58.7	—	0.1	58.8	48.8	—	1.0	49.8	(0.9)	(9.0)
Add back depreciation & amortization	12.5	—	—	12.5	13.3	—	0.4	13.7	(0.4)	1.2

EBITDA	71.2	—	0.1	71.3	62.1	—	1.4	63.5	(1.3)	(7.8)

The currency adjusted like-for-like revenue decline of 2.7% disclosed on page 2 is calculated as (J) divisible by (D) - (G).

Year on Year Constant Currency impact (unaudited)

Twelve Months Ended December 31, 2016 and 2015

	Twelve months ended December 31, 2015				Twelve months ended December 31, 2016
€ in millions	(A) Pro Forma As Adjusted	(B) LFL adjustments	(C) Constant currency impact	(D) Pro Forma As Adjusted LFL at constant currency	(E) As Adjusted	(F) LFL adjustments	(G) Constant currency impact	(H) As Adjusted LFL at constant currency	(I) Year on year currency impact (C) - (G)	(J) Variance adjusted for LFL impacts at constant currency (H) - (D)
Revenue	2,051.7	5.8	5.2	2,062.7	1,927.7	(8.3)	62.1	1,981.5	(56.9)	(81.2)
Cost of sales	(1,447.0)	(4.4)	(4.0)	(1,455.4)	(1,356.7)	7.4	(43.6)	(1,392.9)	39.6	62.5

Gross profit	604.7	1.4	1.2	607.3	571.0	(0.9)	18.5	588.6	(17.3)	(18.7)
Advertising and promotions	(120.1)	2.3	1.2	(116.6)	(113.7)	0.7	(3.7)	(116.7)	4.9	(0.1)
Indirect costs	(204.0)	0.8	(1.1)	(204.3)	(183.5)	(0.1)	(6.4)	(190.0)	5.3	14.3

Other operating expenses	(324.1)	3.1	0.1	(320.9)	(297.2)	0.6	(10.1)	(306.7)	10.2	14.2

Operating profit	280.6	4.5	1.3	286.4	273.8	(0.3)	8.4	281.9	(7.1)	(4.5)
Add back depreciation & amortization	51.1	—	—	51.1	51.1	(0.1)	1.0	52.0	(1.0)	0.9

EBITDA	331.7	4.5	1.3	337.5	324.9	(0.4)	9.4	333.9	(8.1)	(3.6)

The currency adjusted like-for-like revenue decline of 4.0% disclosed on page 3 is calculated as (J) divisible by (D) - (G).

Forward-Looking Statements

Forward-Looking Statements and Disclaimers

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including expectations regarding (i) the Company’s ability to expand its presence in the frozen foods market; (ii) the success of the Company’s strategic initiatives; (iii) completion of successful acquisitions in the same and adjacent categories; (iv) the future operating and financial performance of the Company; (v) synergies from combining the Findus and Iglo businesses and (vi) the success of the unified Findus brand. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including (i) economic conditions, competition and other risks that may affect the Company’s future performance; (ii) the risk that securities markets will react negatively to actions by the Company; (iii) the ability to recognize the anticipated benefits to the Company of strategic opportunities; (iv) the successful completion of strategic acquisitions; (v) changes in applicable laws or regulations; and (vi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This release and referenced conference call is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Contact Details

Media Contact:

Liz Cohen

Weber Shandwick

+1-212-445-8044

Liz.Cohen@webershandwick.com

Investor Contact:

John Mills

Partner, ICR

+1-646-277-1254

John.Mills@ICRINC.com

SOURCE Nomad Foods Limited

RELATED LINKS

http://www.nomadfoods.com